

2023 REPORT

# 7 Generation Games

LETTER

## Dear investors,

We're really excited about all we accomplished in 2023 and the momentum and interest we're already seeing as we moving deeper into 2024. In 2023, we made tremendous strides on the development of 7 Gen Blocks. We condensed the development timeline for the low-code version of Blocks, completing what had been projected to take up to 24 months into 10. We also reprioritized the no-code platform, moving it up, and rolled out an MVP version of that platform almost a year ahead of schedule. We are already seeing monetization of both these tools. In late 2023, we shifted our focus from development to sales with strong results. We brought it over $100K in revenue in Q4. To grow revenue, we brought on a full-time director of business development and have already have continued closing deals in Q1 2024 with a robust pipeline positioning us for greater success.

**We need your help!**

In 2024, our focus is on iterating both the low-code and no-code platforms and, most of all, growing revenue. Ways to support: 1. Know any organization that might want to have a customized game built? Send them our way! We've worked/are working with a variety of organizations, including non-profits, financial institutions, businesses, tribes, etc. Think any organization that has



businesses, tribes, etc. Think any organization that has informational materials they might want to get out out to a broader audience or better engage an existing audience around. 2. We're also expanding our low-code beta, opening it up to more organizations. If you know any organizations that might be interested in joining our pilot, we'd love to be connected. 3. We're not actively doing a round at the moment, but if you know any investors that might be interested in investing in 7 Generation Games (but missed our WeFunder), our current minimum investment is $50K. We're always open to intros.

Sincerely,

*Maria Burns Ortiz*

CEO & Co-Founder

*AnnMaria De Mars*

President

*Dennis De Mars*

CTO

## How did we do this year?

**REPORT CARD**

A-

## ☺ The Good

Rolled out beta of 7 Gen Blocks low-code platform in Q4 2023 and MVP of no-code platform in Q1 2024.

Raised $150K in venture capital from Brown Venture Group.

Global media recognition, inc. GooglePlay 7 Gen Games mini doc w/ 3.5M views & Guardian piece on shift to platform.

## ☹ The Bad

Because we shifted dev plans to build out the low-code and no-code in parallel, sales were less than projected.

Finalist for National Science Foundation/Gates VITAL Prize, a national edtech competition, but didn't win the overall prize

Didn't have the bandwidth to implement AI until Q1 of 2024.

# 2023 At a Glance

## January 1 to December 31



$152,134 [78%]

Revenue



-$215,971 [247%]

Net Loss





**$0**
Short Term Debt

**$227,775**
Raised in 2023



**$77,852**
Cash on Hand
As of 02/29/24

INCOME    BALANCE    NARRATIVE

● Revenues    ● Profit

$694,380

$146,957

$152,134

-$215,971

2022

2023

Net Margin: -142%    Gross Margin: 0%    Return on Assets: -155%    Earnings per Share: -$0.23

Revenue per Employee: $25,356    Cash to Assets: 100%    Revenue to Receivables: ~    Debt Ratio: 0%

📄 7_Gen_Games__Capitalization_Table__post_KISS_conversions_2023.pdf

📄 7_GENERATION_GAMES_INC_Financials_2023.pdf

📄 2022_GAAP_financials_for_7_Generation_Games__1_.pdf

# We ❤️ Our 101 Investors

## Thank You For Believing In Us

| | | | | | |
|---|---|---|---|---|---|
| Alberto Crane | L. Clark | Caprice Young | Diana Villanueva-Illas | Brian Ellis Marks | Joseph Lalley |
| John Machacek | Mirko Turrina | Jordan Peacock | Anthony Molzahn | Devin D. Thorpe | Richard David Jordan |
| Kevin Jones | Steven Chmiel | Hatem Rowaihy | Eve Aronoff -Trivella | Nate Lombardi | Tim Nelson |
| Fareeza Khurshed | Maria Burns Ortiz | John Schneider | Jame S | Betsy McKinstry | Nicole Morrison |
| Jeff Fujimoto | Andrew Kuligowski | Elizabeth Ortiz | James S. Davis | Christopher Round | Dean Dauphinais |
| Feather LaRoche | Melissa Hann | Nicolás Hernández | Felix F | Gary Butts | Tasha Chapman |
| Ellen Allen | Brian Amundson | Vera Sanchez | Sam Caldwell | Jose Sotelo | Jim Taylor |
| Darcy James | Jordan Lund | John Leekley | Gilbert Anderson | Joanne A | Lee Naumann |
| Eric Sanchez | Luis Ceballos | David Downing | Ann Maria De Mars | Edward Vogel | Falma Moye |
| Ann Maria De Mars | Gayle Horowitz | Maria Zaragoza | Jerry Hays | Jimmy Sanchez | Maria G Sanchez |
| Loretta Edwards | Dominica Aguiar | Brian Money | Dr. Mark Cheng | Sandy Saline | Irina Trasovan |
| Jean Kanokogi | Sean Michael Davila | Erica Scott | Scott Decker | Kathy Hubble | Neil Farber |
| Elizabeth Wegman | Derrick Darling | Gareth Finch | Maria Andersen | Susan M Barnes | Geogy Philip |
| Rohit K Shukla | Gina Cardazone | Joy Harris | Tiffany Moore | Mary Ortiz | Alicia Gibson |
| Anita Casey-Reed | Anthony Lovell | Robert Fraczkiewicz | Tim Cull | Michael Gutierrez | Nate Lombardi |
| J Renli | Marie LaVictoire | Amaoge Okoye | Amanda O'Mara | Celina Peerman | |

# Thank You!

## From the 7 Generation Games Team







### Maria Burns Ortiz 𝕏 in

CEO & Co-Founder

Forbes Next 1000. Minneapolis-St Paul Business Journal 40 Under 40. Newspapers in Education's "Latinos Who Will Change the World." National Latina Business Women...



### Ann Maria De Mars 𝕏 in

President & Co-Founder

Ph.D. & MBA. Educator. AARP National Purpose Prize Fellow. International Game Developers Association Foundation NextGen Leader. National University Faculty...

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| AnnMaria De Mars | President @ 7 Generation Games | 2015 |
| Maria Burns Ortiz | CEO @ 7 Generation Games | 2015 |
| Dennis De Mars | CTO @ 7 Generation Games | 2015 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| AnnMaria De Mars | President | 2015 |
| Maria Burns Ortiz | Secretary | 2015 |
| Dennis De Mars | Treasurer | 2015 |

## Voting Power ❓

| Holder | Securities Held | Voting Power |
|---|---|---|
| Maria Burns Ortiz | 222,000 Common Stock | 24.2% |
| AnnMaria De Mars | 259,000 Common Stock | 28.3% |
| Dennis De Mars | 259,000 Common Stock | 28.3% |

## Past Equity Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 08/2015 | $20,000 | Common Stock | Other |
| 09/2015 | $150,000 | | Other |
| 10/2015 | $20,000 | | Other |
| 11/2015 | $20,000 | | Other |
| 03/2018 | $50,000 | | Other |
| 07/2018 | $100,000 | | Other |
| 01/2020 | $20,000 | | Other |
| 01/2023 | $77,775 | | 4(a)(6) |
| 08/2023 | $150,000 | Safe | Other |

*The use of proceeds is to fund general operations.*

## Convertible Note Outstanding

| Issued | Amount | Interest | Discount | Valuation Cap | Maturity |
|---|---|---|---|---|---|
| 09/28/2015 | $150,000 ❓ | 4.0% | 25.0% | $2,500,000 | 03/28/2017 ❓ |
| 10/15/2015 | $20,000 ❓ | 4.0% | 25.0% | $2,500,000 | 04/15/2017 ❓ |
| 11/05/2015 | $20,000 ❓ | 4.0% | 20.0% | $4,000,000 | 05/05/2017 ❓ |
| 03/13/2018 | $50,000 ❓ | 4.0% | 20.0% | $4,500,000 | 09/13/2019 ❓ |
| 07/10/2018 | $100,000 ❓ | 4.0% | 20.0% | $4,500,000 | 01/10/2020 ❓ |
| 01/02/2020 | $20,000 ❓ | 4.0% | 20.0% | $5,000,000 | 07/02/2021 ❓ |

## Outstanding Debts
None.

## Related Party Transactions
None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 2,000,000 | 920,574 | Yes |

Warrants:        0
Options:        200

## Form C Risks:

7 Generation Games is a mission driven business that is focused on both societal and financial returns. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit which result in higher costs and lower profits.

Financial projections, while based on validated market research and company financial data (including revenue), are hypothetical projections and may not materialize. 7 Generation Games projections could be negatively impacted by staff departures, failure to meet funding goals and/or revenue targets, external market factors, extended sales cycle lengths, acts of God (e.g. a global pandemic) or other forces beyond the company's control.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Part of the 7 Generation Games future business model and projections anticipate scalable revenue coming from platform licensing. However, the Company has not yet sold this type of product and there is a risk that significant sales from platform licensing will not be realized.

The Company is dependent on a small management team. While every task at 7 Generation Games has a primary and secondary assignee, the Company is still very dependent on its co-founders. While the skills of the co-founders could be replaced, a market-rate replacement hire would cost 4x to 10x what the company is currently paying. If anything catastrophic were to happen to the company's founding team, the future of the Company may be compromised.

7 Generation Games is shifting its business model from its previous focus on K12 sales to a B2B model selling to enterprise clients. While the Company has demonstrated initial sales success within this new customer segment, the Company is still in the early stages of growing and diversifying this enterprise customer base. Accordingly, the Company may not be successful in this shift in business model.

The Company's new blocks platform is still under development for external licensing use and may not be available for the market in a timely manner due to unforeseen technical challenges or other factors.

As with any technology business or platform, there is a risk of a competing product entering the marketplace with a similar product.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company

additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

### Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we

market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

7 GENERATION GAMES, INC.

Delaware Corporation
Organized August 2015
6 employees
2124 Dupont Ave South
Suite G4
Minneapolis MN 55405 https://www.7generationgames.com/

## Business Description

Refer to the 7 Generation Games profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

7 Generation Games has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing.

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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